Exhibit 99.2
ASML 2007 1st Quarter Results Confirming growth for 2007 April 18, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Financial summary Market Accomplishments Immersion

Customers Serving 85% of the top 20 IC manufacturers in the world ASML overview The world's leading supplier of lithography equipment Key facts: Headquarters: Veldhoven, the Netherlands Revenue 2006 ~ €3.6 B Market cap ~ €9 B Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000 Employees Q1 '07 ~ 6000

Financial summary

Total revenues M€ - Record first quarter 318 453 685 629 1,543 2,465 2,529 3,597 960

Revenue breakdown: Q1 2007 Value per type Value per technology TWINSCAN 93% Other systems 7% Value per region Value per end-use Foundry 15% Memory 69% IDM 16% KrF 34% ArF 56% i-line 10% U.S. 17% Taiwan 15% Korea 31% China 10% Europe 10% ROW 8% Units TWINSCAN Others 61 16 ArF KrF i-line 24 30 23 Japan 9% Numbers have been rounded for readers' convenience

Profit & Loss statement M€ Numbers have been rounded for readers' convenience * Excluding one-off charge for Brion of € 23 million, operating income is € 220 million or 22.9% of sales

System average selling price (ASP) ASP of all systems decreased to € 11.2 million due to: Mix of shipped tools favoring i-line and KrF due to market share gains in less critical systems High number of used equipment

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

Cash flow M€ Numbers have been rounded for readers' convenience

Balance sheet as of April 1, 2007 M€ Numbers have been rounded for readers' convenience

Backlog as of April 1, 2007 78 % of unit backlog carry Q2 + Q3 2007 shipment dates Q1 net bookings of 62 systems with a value of € 911 million including 59 new tools with an ASP of € 15.2 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Backlog M€ 2,157 M€ 6 M€ 2,163 M€ 14.8 M€ 3 M€ 14.6 Backlog Backlog 146 148 Units Value ASP Numbers have been rounded for readers' convenience 2

Backlog: litho units and value Backlog value M€ Backlog units

Backlog lithography per April 1, 2007 Total value € 2,163 million Value per type Value per technology TWINSCAN 97% Other systems 3% i-line 8% ArF immersion 30 % Value per region Value per end-use Foundry 15% Memory 54% IDM 31% KrF 22% ArF dry 40 % Numbers have been rounded for readers' convenience U.S. 30% Taiwan 27% Korea 14% China 6% Europe 13% Singapore 4% Japan 6%

Backlog summary Backlog value increased due to: Immersion bookings (wet ArF) valued at € 197 million or 21% of total bookings Dry ArF bookings valued at € 435 million or 47% of total bookings Q1 bookings strength is related to leading edge capacity additions and process development tools for shrink Steep increase of backlog ASP from € 13.2 to € 14.6 due to transition to technology buys from general capacity expansion

Market

Trends by sector - Flash Gartner Dataquest forecast 48% flash unit growth in 2007 ASML's current shipment plan supports forecast with no significant overcapacity in flash by the end of 2007 Sensitivity studies around the forecast indicates that a +/- 10% demand variation results in a +/- 1 calendar quarter shift in supply/demand balance Some production capacity reallocated to DRAM due to low flash prices and overcapacity in H1 2007 Flash is using immersion in production at the 6x node and ramping the 5x node

Trends by sector - DRAM Gartner Dataquest forecast 36% DRAM unit growth in 2007 ASML's current shipment plan supports forecast with no overcapacity in DRAM by the end of 2007 Sensitivity studies around the forecast indicates that a +/- 5% demand variation results in a +/- 1 calendar quarter shift in supply/demand balance DRAM price pressure forces manufacturers to speed up the ramp of 7x volume manufacturing for 1 Gbit and 2 Gbit products Immersion in volume manufacturing will start in 2008/2009 at the 5x node

Trends by sector - Foundry and IDM Foundry Utilization in factories appears to have bottomed in Q1 16% of Q1 bookings in value are received from foundries Announced to ramp immersion by the end of 2007 with volume manufacturing starting in 2008/2009 IDM IDM investment level is in-line with industry analyst forecasted IC unit growth of 10-11% 38% of Q1 bookings in value are received from IDM's

Accomplishments

Q1 accomplishments Growth Revenue 960 million, up 53% year-on-year Record high backlog at € 2,163 million Brion acquisition completed Profitability Recurring net income (excluding amortization in process R&D Brion) at 176 million or 18.3 % of sales Gross margin at 40.9% Cash Cash flow from operations € 173 million

Brion accomplishments Integration with ASML has begun and in progress Brion leads the worldwide market for optical proximity correction (OPC) verification, and is rapidly expanding in the OPC market Over 20 semiconductor manufacturers utilize Tachyon to verify their designs With Brion products there is no compromise between accuracy and speed Only commercially available and production proven one-model-across- process-window Fastest time to accurate model in the industry Tachyon 2.0 was announced during SPIE Tachyon 2.0 is Brion's 2nd generation, image-based hardware- accelerated computational lithography platform

Excess cash strategy - improving shareholder value ASML is a growth company Regular share buybacks is optimum instrument to create significant value Dividend is certainly an option in slower growth model ASML will maintain a strong gross cash liquidity buffer of M€1,000 to M€1,500 and use upside cash for buy backs Efficiency of capital structure is regularly reviewed Repurchased approx. 8 million shares in Q1 2007 Received authorization from shareholders to buy back additional shares

Q2 2007 outlook ASML expects to ship 69 systems ASP for new + refurbished systems expected to be € 12.0 million Gross margin will range between 40 - 41% R&D is expected to increase to € 120 million net of credit (including Brion) to strengthen technology leadership and enabling lithography growth SG&A will remain at € 56 million Continuous focus on flexibility of OPEX costs ASML can scale back on R&D by 30% and SG&A by 10% within a quarter

Immersion

XT:1700i performance XT:1700i's are now running in production Imaging down to 45 nm Overlay less than 7 nm Productivity greater than 122 wafers per hour Defect levels improving continuously Proven production machine output well over 1000 wafers per day per machine with a clear roadmap to 2000 wafers per day XT:1700i is the only immersion tool in the world capable of printing 45nm resolution in production

Knowledge gathered with over 40 machines at 19 customers The large installed base has enabled ASML to: Build knowledge on immersion process specifics for all customer segments (logic, foundry, memory, microprocessors) Develop best practices for immersion related defect optimization to enable high yield manufacturing at our customers Use customer feedback to improve on tool performance to ensure volume manufacturing stability and productivity requirements

XT:1900i - 5th generation immersion Only system available specified at 40 nm resolution and below in volume manufacturing First shipment planned for early Q3 2007 Evolutionary single barrel catadioptric lens shows excellent performance

36.5 nm dense lines Dipole Illumination k1= 0.255 C-quad Illumination k1= 0.258 37 nm horizontal and vertical dense lines XT:1900i resolution performance of 36.5 nm Near perfect image contrast at max. scan speed of 600 mm/s

2007 Outlook Industry Analysts forecast about € 5.5 billion ($ 6.8 Billion) litho investment in 2007 (source: Gartner Dataquest and VLSI Research) We expect overall increased market share and ramp of the XT:1900i in H2 2007 ASML's record current backlog of € 2.163 billion and Q1 results support a strong 2007 Confirming Growth for 2007

Commitment